S 18010062

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section NOV 13 2018 Washington DC 406

SEC FILE NUMBER 8-24784

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/2017 (MM/DD/YY) AND ENDING 08/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Decade Securities Corporation

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13555 Bishops Court, Suite 345

(No. and Street)

Brookfield (City) WI (State) 53005-6218 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Sweet 262-797-9215

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc.

(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 165 (Address) Northridge (City) CA (State) 91324 (Zip Code)

Securities and Exchange Commission Trading and Markets NOV 16 2018 RECEIVED

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Michael Sweet, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Decade Securities Corp, as of August 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

My commission expires 3/15/19

NOTARY PUBLIC
MARY ELLEN THOSS
STATE OF WISCONSIN

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of ____________________
County of ____________________
Subscribed and sworn to (or affirmed) before me on this ____ day of ____________,
_____ by
________________________ proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public ____________________

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Directors and Equity Owners of Decade Securities Corp.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Decade Securities Corp. (the "Company") as of August 31, 2018, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of August 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedule I ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedule I are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.
Alvarez & Associates, Inc.
Certified Public Accountants

We have served as the Company's auditor since 2018.
Northridge, California
November 13, 2018

818-451-4661
9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

DECADE SECURITIES CORP
Brookfield, Wisconsin

Statement of Financial Condition
31-Aug-18

ASSETS	8/31/2018
Current Assets:	
Cash	$ 1,197,380
Prepaid income taxes	2,244
Total current assets	1,199,624
Total assets	$ 1,199,624
LIABILITIES AND STOCKHOLDERS' EQUITY	
Current Liabilities:	
Accounts payable	$ 296
Total current liabilities	296
Total liabilities	$ 296
Stockholders' Equity:	
Common stock (Note 3)	12,891
Additional paid-in capital	475,401
Retained earnings	711,036
Total stockholders' equity	1,199,328
Total liabilities and stockholders' equity	$ 1,199,624

The accompanying notes to financial statements
are an integral part of these statements.

DECADE SECURITIES CORP
Brookfield, Wisconsin

Statement of Operations
Year Ending August 31, 2018

		8/31/2018
Income:		
Fees and service income	$	165
Commissions		114
Interest		8,767
Total income		9,046
Expenses:		
Personnel		10,360
Professional fees		8,980
Other operating expenses		9,289
Total expenses		28,629
Loss before income taxes		(19,583)
Provision for income tax		0
Net Loss	$	(19,583)

The accompanying notes to financial statements
are an integral part of these statements.

DECADE SECURITIES CORP
Brookfield, Wisconsin

Statement of Changes in Stockholders' Equity
Year Ending August 31, 2018

	Common Stock	Additional Paid In Capital	Retained Earnings	Total Stockholders' Equity
Balance, August 31, 2017	$ 12,891	$ 475,401	$ 730,619	$ 1,218,911
2018 net loss	---	---	(19,583)	(19,583)
Balance, August 31, 2018	$ 12,891	$ 475,401	$ 711,036	$ 1,199,328

The accompanying notes to financial statements are an integral part of these statements.

DECADE SECURITIES CORP
Brookfield, Wisconsin

Statement of Cash Flows
Year Ending August 31, 2018

		8/31/2018
Cash Flows from Operating Activities:		
Net loss	$	(19,583)
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Changes in assets and liabilities:		
Prepaid income taxes		14,215
Accounts payable		(87)
Net cash used by operating activities		(5,455)
Cash and equivalents, beginning of year		1,202,835
Cash and equivalents, end of year	$	1,197,380
Supplementary information:		
Income taxes paid	$	-
Interest paid	$	-

The accompanying notes to financial statements are an integral part of these statements.

DECADE SECURITIES CORP
Brookfield, Wisconsin

Notes to Financial Statements
Year Ending August 31, 2018

1. Summary of Significant Accounting Policies

Business Activity

Decade Securities Corp (the "Company") is a member of FINRA and the SEC and is part of a real estate syndication group which uses the "Decade" name. The Company is a broker/dealer that principally sells interests in real estate direct participation programs sponsored by Decade affiliates. The Company is under common ownership with its affiliates.

Reserves and Custody of Securities

The Company did not hold securities for sale, nor does it hold customer securities at August 31, 2018. Because the Company does not handle customers' securities, Rule 15(c)3-3, in regard to computation for determination of reserve requirements and information relating to the possession or control requirements, does not apply.

Property and Equipment

Property and equipment is carried at cost. Maintenance and repairs, including the replacement of minor items, are expensed as incurred, and major additions to equipment are capitalized. When equipment is sold or otherwise disposed of, the asset account and related accumulated depreciation account are relieved, and any gain or loss is included in operations. The Company provides for depreciation of property and equipment using annual rates which are sufficient to amortize the cost of depreciable assets over their estimated useful lives.

Property and equipment consists of the following:

		8/31/2018
Furniture and equipment		958
Total	$	958
Accumulated depreciation		958
Net	$	-

Revenue Recognition

Commissions, other fees on security sales and various service fees are credited to income at the time related services are performed.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

DECADE SECURITIES CORP
Brookfield, Wisconsin

Notes to Financial Statements
Year Ending August 31, 2018
(continued)

Subsequent Events

Management has evaluated subsequent events for possible recognition or disclosure through the date the financial statements were available to be distributed. There were no subsequent events that required recognition or disclosure.

2. Net Capital Requirements

As a registered broker/dealer, the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. At August 31, 2018, the Company's net capital and required net capital were $1,197,084 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was .0003 to 1.

3. Common Stock

Common stock consists of 56,000 authorized, 12,891 issued and outstanding $1 par value shares.

4. Concentrations

The Company maintains cash balances at two financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000. As of August 31, 2018, the uninsured portion of the uncollateralized balance of these accounts was $947,380.

5. Transactions with Related Parties

The Company has an expense sharing agreement with an affiliate related by common ownership.

- Office space under a month-to-month sublease agreement on the basis of square footage. Rental expense incurred under this lease was $389 for the year ending 8/31/18.

- The sharing of administrative services which is expensed based on actual time spent. The Company incurred a total of $10,360 for administrative services for the year ending August 31, 2018.

- The Company is the broker/dealer of record for the Decade Group 401(k) Profit Sharing Plan ("the "Plan"). In that capacity, the Company has waived its right to receive commissions or fees.

6. Income Taxes

The Company is a corporation for federal and state income tax purposes. During the year ending August 31, 2018, the Company incurred a loss of $19,583 which can be carried forward to offset future profits in ensuing years, indefinitely. This results in a deferred tax asset of approximately $5,500. The Company has NOL's of approximately $27,000 that are available to offset profits in ensuing years until August 31, 2037. This results in a deferred tax asset of approximately $7,500. However, for deferred tax assets, corresponding allowances have been recorded because the realization of these amounts are uncertain.

6. Income Taxes (continued)

The Company has implemented accounting for uncertainty in income taxes in accordance with accounting principles generally accepted in the United States of America. This standard describes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and also provides guidance on various related matters such as derecognizing, interest, penalties and disclosures required. Management of the Company evaluates the uncertain tax positions taken, if any, and consults with outside counsel as deemed necessary. The Company recognizes interest and penalties, if any, related to unrecognized tax liabilities in income tax expense.

The Company is no longer subject to federal tax examinations for years beginning before August 31, 2015 and state examinations for years beginning before August 31, 2014.

7. Commitments and Contingencies

Concentration of credit risk

The Company maintains cash and cash equivalents at two financial institutions. The combined account balances at each institution typically exceed FDIC insurance coverage and, as a result, there is a concentration of credit risk related to amounts on deposit in excess of FDIC insurance coverage. Management believes that this risk is not significant.

Going Concern Analysis

Historically the Company has had operating losses and negative cash flows from operations over the last five years. Ordinarily, these conditions might give rise to uncertainties about the Company's ability to continue to operate. The Company assessed these negative financial trends based on the relevant conditions that are known and reasonably knowable. This assessment included the most current information available, including (1) there is no significant debt coming due and (2) there are substantial liquid resources (cash balances) to support continued operating losses, and (3) there is no working capital deficiency.

Whether, and when, the Company can attain profitability and positive cash flows from operations is uncertain. The Company is exploring cost cutting measures. However, management feels with its substantial cash position it will be able to meet all obligations and continue operations.

Contingency

The Company is currently delinquent in its filings with SIPC. Company is working on resolving the delinquency with SIPC. Due to its limited activity, any fines or penalties based on the SIPC payments will be immaterial to the financial statements as a whole. However, failure to make all necessary filings and/or payments to SIPC could result in the firm being deemed inactive by the Securities Exchange Commissions and being subject to cancellation for inactivity. These financial statements contain no adjustments for this contingency.

DECADE SECURITIES CORP
Brookfield, Wisconsin

Notes to Financial Statements
Year Ending August 31, 2018
(continued)

8. Accounting Pronouncements

The Company management has reviewed the accounting standards updates issued by the FASB that were either newly issued or had effective implementation dates that would require these provisions to be reflected in the financial statements for the year ending August 31, 2018. Based upon this review, the Company has implemented the prounouncements that require adoption (if any). They have also concluded that the remaining pronouncements have either limited or no application to the Company and in all cases implementation would not have a material impact on the financial comments taken as a whole.

9. Recently Issued Accounting Pronouncements

Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers ("ASU 2014-09"), applies to contracts with customers to transfer goods or services and contracts to transfer nonfinancial assets unless those contracts are within the scope of other standards (for example, lease transactions). The update supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance. The core principle of the guidance is that revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. The update is effective for annual periods beginning after December 15, 2017. The Company has evaluated the impact of ASU 2014-09 on the Company's financial statements and related disclosures and determined there is no material impact.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) ("ASU 2016-02"). ASU 2016-02 requires that, at lease inception, a lessee recognize in the statements of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability representing the liability to make lease payments. The ASU also requires that for finance leases, a lessee recognizes interest expense on the lease liability, separately from the amortization of the right-of-use asset in the statements of operations, while for operating leases, such amounts should be recognized as a combined expense in the statement of operations. In addition, ASU 2016-02 requires expanded disclosures about the nature and terms of lease agreements and is effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period. Early adoption is permitted. The Company is evaluating the effect of ASU 2016-02 on its statement of financial condition and on net capital.

DECADE SECURITIES CORP
Brookfield, Wisconsin
Schedule I

August 31, 2018

		8/31/18
Computation of Aggregated Indebtedness and Net Capital Under Rule 15c3-1		
Aggregate Indebtedness	$	296
Minimum required net capital	$	20
Computation of Basic Net Capital Requirement:		
Stockholders' equity	$	1,199,328
Deduct Nonallowable Assets:		
Prepaid income taxes		(2,244)
Net Capital		1,197,084
Net Capital Requirement (minimum)		5,000
Capital in excess of minimum requirement	$	**1,192,084**
Ratio of aggregate Indebtedness to net capital		.0003 to 1

There was a difference of $22,623 between the net capital computation shown here and on the net capital computation shown on the Company's unaudited Form X-17A-5 report dated August 31, 2018. The difference of $22,623 was due to a haircut taking on a savings account that was not needed.

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3

Decade Securities Corp is exempt from Rule 15c3-3 under the provision of Rulle 15c3-3(k)(2)(i).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Decade Securities Corp is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(i).

See report of independent registered public accounting firm.

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Decade Securities Corp identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Decade Securities Corp claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Decade Securities Corporation stated that Decade Securities Corp met the identified exemption provisions throughout the most recent fiscal year without exception. Decade Securities Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Decade Securities Corp's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.
Certified Public Accountants

Northridge, California
November 13, 2018

818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

DECADE
SECURITIES CORP.

Assertions Regarding Exemption Provisions

We, as members of management of Decade Securities Corp ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception for the year ended August 31, 2018.

Decade Securities Corp

By:

Michael Sweet, President

13555 BISHOPS COURT
BROOKFIELD, WISCONSIN 53005
TELEPHONE • (262) • 797 • 9215
FAX • (262) • 797 • 9216